[redacted]

S 09055463 MMISSION

SEC Mail Processing Section

FEB 24 2009

Washington, DC 111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 45074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UNION FINANCIAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2409 N ATLANTIC BLVD
(No. and Street)

FT LAUDERDALE FL 33305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS R NOONAN (954) 566-4588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KELLY & KELLY CPA'S AND CONSULTANTS PA
(Name – *if individual, state last, first, middle name*)

3020 N FEDERAL 11B FT LAUDERDALE FL 33306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS R NOONAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNION FINANCIAL CORP, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Samantha A. Cast
Commission # DD552564
Expires June 9, 2010
Bonded Troy Fain - Insurance, Inc. 800-385-7019

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION FINANCIAL CORPORATION
INDEX
DECEMBER 31, 2008

Kelly & Kelly
CPAs and Consultants, P.A.

MEMBERS OF AMERICAN AND FLORIDA INSTITUTES AND NEW MEXICO SOCIETY OF CPAS

JOHN F. KELLY, C.P.A.
ELIZABETH M. KELLY, C.P.A.
kellyandkelly.com
john@kellyandkelly.com
liz@kellyandkelly.com

FORT LAUDERDALE 954-561-0557
ALBUQUERQUE 505-828-9183
NATIONWIDE 877-358-0557

FACSIMILE 954-561-2749
FACSIMILE 505-828-3035

3020 NORTH FEDERAL HIGHWAY, STE 11B
FORT LAUDERDALE, FLORIDA 33306-1417
141 BIG HORN RIDGE CT NE
ALBUQUERQUE, NEW MEXICO 87122
All Correspondence to Florida

Independent Auditor's Report

Board of Directors

Union Financial Corporation

We have audited the accompanying statement of financial condition of Union Financial Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Financial Corporation as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion , is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Also, We have examined the supplementary schedules on pages 12 and 13 and, in our opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Kelly & Kelly, C.P.A.s and Consultants, P.A.

Ft. Lauderdale, Florida

January 27, 2009

UNION FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
For the Period Ended December 31, 2008

ASSETS

CURRENT ASSETS		
Bank of America Checking	$ 0	
Bank of America Money Market	17,314	
Deposit at Clearing Firm	24,914	
Accrued Commissions	154	
Prepaid Expenses	0	
TOTAL CURRENT ASSETS		$42,382
FIXED ASSETS		
Furniture & Equipment	1,748	
Accumulated Depreciation	1,631)	
TOTAL FIXED ASSETS		117
OTHER ASSETS		
Deposits	0	
TOTAL OTHER ASSETS		0
TOTAL ASSETS		$42,499

See Accompanying Notes to Financial Statements

UNION FINANCIAL CORP
STATEMENT OF FINANCIAL CONDITION
For the Period Ended December 31, 2008

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accounts Payable	$ 811	
Accrued Expenses	4,400	
TOTAL CURRENT LIABILITIES		$ 5,211
LONG TERM LIABILITIES		
EQUITY		
Common Stock	58,114	
Additional Paid in Capital	24,500	
Retained Earnings	(18,504)	
Current Income (Loss)	(26,822)	
TOTAL EQUITY		37,288
TOTAL LIABILITIES & EQUITY		$ 42,499

See accompanying Notes to Financial Statements

UNION FINANCIAL CORP
STATEMENT OF INCOME (LOSS)
For the Period Ended December 31, 2008

	12 Months Ended Dec. 31, 2008
REVENUES	
Commissions	$ 39,359
Other Income	6,186
Interest and Dividends	759
TOTAL REVENUES	$ 46,304
EXPENSES	
Clearing Fees	$8,633
Office	1,717
Depreciation	350
Dues & Subscriptions	1,213
Meals & Entertainment	2,005
Insurance	19,519
Compensation	5,793
Professional Fees	7,740
Registrations & Assessments	1,135
Telephone	9,261
Taxes & Licenses	364
Travel	8016
Rent	7380
2005	
TOTAL EXPENSES	$73,126
INCOME (LOSS) BEFORE INCOME TAX	(26,822)
Provision for Income Tax	-0-
NET INCOME (LOSS)	$(26,822)

EARNINGS (LOSS) PER SHARE (\$53.64)

See Accompanying Notes To Financial Statement

UNION FINANCIAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED 12/31/08

	Capital Stock Common	Additional Paid in Capital	Retained Earnings
Balance at January 1	$58,114	$24,500	$(18,503)
Net Income (loss)			(26,822)
Rounding			(1)
Balance at December 31	$58,114	$24,500	$(45,325)

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED 12/31/08

Subordinated Liabilities at January 1,	$ None
Subordinated Liabilities at December 31,	$ None

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR YEAR ENDED 12/31/08

Cash Flows from Operating Activity		
Net Income (loss)		$(26,822)
Adjustments to Reconcile Net Income to Cash Provided by Operating Activities:		
Depreciation	$ 350	
Accrued Commissions	128	
Prepaid Expenses	-	
Accrued Expenses	2,292	
Net Cash From Operating Activity		(29,336)
Cash Flows from Funding Activity		
Fixed Assets	-	
Net Cash From Funding Activity	-	
Beginning Cash		71,565
Ending Cash		$ 42,229

See Accompanying Notes To Financial Statements

UNION FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

1. Significant Accounting Policies

The company's accounts are maintained and the financial statements are prepared on the accrual basis of accounting. All transactions are executed by and cleared through Wedbush Morgan Securities on a fully disclosed basis. Union Financial Corporation does not hold funds or securities for customers.

Customers' securities and commodities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

There are no repurchase and resale agreements.

Deferred income taxes are provided when income and expenses, principally relating to the valuation of trading and investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation is provided on a straight-line basis using estimated useful lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Financial Accounting Standards No. 107, 133 and 159 require disclosures and accounting methods That are inapplicable to the company due to the absence Of conditions to which they apply.

2. Cash and Securities Segregated Under Federal and Other Regulations

No cash on securities are required to be segregated under Rule 15c3-3 of the Securities Exchange Commission.

3. **Accrued Commissions**

Accrued commissions are due to Union Financial Corporation from Wedbush Securities for completed trades and are paid monthly.

4. **Capital Stock**

The authorized, issued, and outstanding shares of capital stock at December 31, 2008 were as follows:

Common stock, one cent par value; authorized 10,000 shares; issued 500 shares.

5. **Pension Plans**

The Company established a defined contribution profit sharing plan in 1995. The plan does not contain a pension benefit formula, but instead provides for discretionary contributions based on participant's compensation. Each periodic employer contribution is allocated to the eligible employees who perform services during that same period. Each period employer contribution is allocated among separate accounts maintained for each employee and pension benefits are based solely on the amount available in each employee's account at the time of retirement. No Plan contributions were or will be made for 2008

6. **Commitments and Contingent Liabilities**

There are no lease or other obligations outstanding.

7. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2008, the Company had net capital of $32,170 which was in excess of its required net capital of $5,000.

8. Income Taxes

The Income Tax provision consists of the following:

Federal	$	0
State and Local		0
	$	0

Deferred Income Taxes are not applicable.

The Federal Income Tax ordinary rate is fifteen percent and the actual effective rate is zero due to an Operating Loss.

9. Earnings per Share

Earnings (loss) per share of common stock was computed by dividing net income, by the weighted average age number of common shares outstanding for the year (500 shares).

There are no outstanding stock options.

10. SIPC Assessment

SIPC registration and the assessment for the year have been paid at the minimum rate.

UNION FINANCIAL CORPORATION
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2008

1. The following supplementary information is submitted:

   A. Union Financial Corporation is exempt from the Possession and Control Requirements under Rule 15C3-3 as all transactions and Securities are through a Clearing Firm on Fully Disclosed Basis (Section K2ii).

   B. The Audited Financial Statements are substantially in Agreement with the Focus Report.

STATEMENT OF NET CAPITAL
UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

UNION FINANCIAL CORPORATION
DECEMBER 31, 2008

Total Assets	$ 42,498
Less Total Liabilities	5,211
Net Worth	37,287
Subordinated Loans	0
Adjusted Net Worth	37,287
Non-Allowable Assets	117
Current Capital	60,810
Haircuts on Capital	-
Net Capital	37,170
Net Capital Requirement	5,000
Excess Net Capital	$ 32,170
Aggregate Indebtedness	$ 5,211
Aggregate Indebtedness to Net Capital 14.02%	

See Accompanying Notes to Financial Statement

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors

Union Financial Corporation

In planning and performing our audit of the financial statements of Union Financial Corporation for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Union Financial Corporation that were considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of a fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining and internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.
Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure

or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on rule 17a5-(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kelly & Kelly, C.P.A.s and Consultants, P.A.

Ft. Lauderdale, Florida

January 27, 2009